PROSPECTUS SUPPLEMENT

                                                Filed Pursuant to Rule 424(b)(3)
                                     Registration Nos. 333-108645 and 333-111135

                              PROSPECTUS SUPPLEMENT
                                    Number 1
                                       to
                       Prospectus dated December 18, 2003

                                       of

                           HEMISPHERX BIOPHARMA, INC.

This Prospectus Supplement includes the following updated and revised information concerning Hemispherx Biopharma, Inc.:

      o Information about the placement of Debentures and related securities to two institutional investors on January 26, 2004,

      o     Summary Consolidated Financial Data and

      o     Revised pro forma financial information

Our common stock is listed on the American Stock Exchange under the symbol HEB.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                   ----------

           The date of this Prospectus Supplement is January 27, 2004

Recent Private Placement

      On January 26, 2004, we closed a private placement with two institutional investors of 6% senior secured convertible debentures due January 31, 2006 in the aggregate principal amount of $4,000,000 (the "Debentures"), warrants to purchase an aggregate of up to 790,514 shares of our common stock, 158,103 shares of our common stock (the "Shares") and Additional Investment Rights (to purchase up to an additional $2,000,000 principal amount of Debentures commencing in six months).

      The Debentures mature on January 31, 2006 and bear interest at 6% per annum, payable quarterly in cash or, subject to satisfaction of certain conditions, common stock. Any shares of common stock issued to the Investors as payment of interest shall be valued at 95% of the average closing sales price of the common stock during the five consecutive business days ending on the third business day immediately preceding the applicable interest payment date. Commencing six months after issuance, we are required to start repaying the then outstanding principal amount under the Debentures in monthly installments amortized over 18 months in cash or, at our option, in shares of common stock. Any shares of common stock issued to the Investors as installment payments shall be valued at 95% of the arithmetic average Weighted Average Price (as defined in the Debentures) of the common stock during the 10-day trading period commencing on and including the eleventh trading day immediately preceding the date that the installment is due.

      The Debentures are convertible at the option of the Investors at any time through January 31, 2006 into shares of our common stock. The conversion price under the Debentures is fixed at $2.53 per share, subject to adjustment for anti-dilution protection for issuance of common stock or securities convertible or exchangeable into common stock at a price less than the conversion price then in effect.

      There are two classes of warrants received by the Investors; class A and class B. The class A warrants are to acquire at any time from July 26, 2004 through July 26, 2009 an aggregate of up to 395,257 shares of common stock at a price of $3.29 per share. The class B warrants are to acquire at any time from July 26, 2004 through July 26, 2009 an aggregate of up to 395,257 shares of common stock at a price of $5.06 per share. On January 27, 2005, the exercise price of the class A and B warrants will reset to the lesser of the respective exercise price then in effect or a price equal to the average of the daily price of the common stock between January 27, 2004 and January 26, 2005 (but in no event less than $2.58 per share with regard to the class A warrants and $3.54 per share with regard to the class B warrants). The exercise price (and the reset price) under the warrants also is subject to similar adjustments for anti-dilution protection.

      We also issued to the Investors Additional Investment Rights pursuant to which the Investors have the right to acquire up to an additional $2,000,000 principal amount of Debentures from us. The Additional Investment Rights are exercisable commencing on July 26, 2004 (the "Trigger Date") for a period of 90 days from the Trigger Date or 90 days from the date upon which the registration statement registering the shares issuable upon conversion of the

Debentures to be issued pursuant to the Additional Investment Rights is declared effective, which ever is longer.

      We entered into a Registration Rights Agreement with the Investors in connection with the issuance of the Debentures (including any Debentures issued pursuant to the Additional Investment Rights), the Shares and the warrants. The Registration Rights Agreement requires that the Company register on behalf of the Investors the Shares issued to the Investors and 135% of the shares issuable upon conversion of the Debentures (including payment of interest thereon) and exercise of the warrants.

      By agreement between us and the holders of warrants issued in the 2003 placements, the warrants issued in those transactions will not be exercisable until July 26, 2004 and, accordingly, the expiration dates for these warrants have been extended by the number of days corresponding to the delay in the ability of the holders to exercise the warrants.

Summary Consolidated Financial Data

      In the table below, we provide you with our summary historical financial data. We have prepared this information using our audited financial statements for each of the five years in the period ended December 31, 2002, and our unaudited financial statements for the nine months ended September 30, 2002 and September 30, 2003. Operating results for the nine months ended September 30, 2003 are not necessarily indicative of the results that may be expected for the year ending December 31, 2003.

      It is important that you read this summary historical financial data in conjunction with our historical financial statements and related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" appearing elsewhere in this prospectus.

                         (in thousands except share and per share data)

Consolidated
Statements
of Operations
Data:

                                                    Year ended December 31,
                                                    -----------------------
                             1998            1999            2000            2001            2002
                             ----            ----            ----            ----            ----

Revenues:
Clinical
Treatment Programs          $   401        $    678         $   788         $   390         $   341
License Fees                     --              --              --              --             563
Income
Sale of Products                 --              --              --              --              --
                         ----------      ----------      ----------      ----------      ----------

  Total Revenues                401             678             788             390             904

Cost & Expenses:

Production Costs
Research &
Development                   4,562           4,737           6,136           5,780           4,946
General &
Administrative(1)             3,753           8,721           3,695           3,412           2,015

  Total Cost and
     Expenses                 8,315          13,458           9,831           9,192           6,961

Interest and
Other Income                    590             482             572             284             103
Interest Expense                 --              --              --              --              --
Other Expense                    --              --             (81)           (565)         (1,470)

     Net Loss               $(7,324)       $(12,298)        $(8,552)        $(9,083)        $(7,424)

Basic and Diluted
Loss Per Share              $  (.32)       $   (.47)        $  (.29)        $  (.29)        $  (.23)

Basic and
Diluted
Weighted
Average Shares
Outstanding              22,724,913      26,380,351      29,251,846      31,443,208      32,095,776

Other Cash
Flow Data

Cash Used in
Operating
Activities                  $(5,853)        $(6,990)        $(8,074)        $(7,281)        $(6,409)
Capital
Expenditures                   (151)           (251)           (171)             --              --


                                                                   Pro Forma for
                                                                 Asset Acquisition
                               Nine Months Ended                                Nine
                                 September 30,               Year ended        Months
                              ------------------            December 31,       Ended
                             2002            2003              2002(4)         2003(4)
                             ----            ----              -------         -------
                          (unaudited)     (unaudited)        (unaudited)     (unaudited)
Revenues:
Clinical
Treatment Programs          $   263        $    118           $    341        $    118
License Fees                    563              --                563              --
Income
Sale of Products                 --             236              1,926             478
                         ----------      ----------         ----------      ----------

  Total Revenues                826             354              2,830             596

Cost & Expenses:

Production Costs                                224              1,505             583
Research &
Development                   3,732           2,574              6,428           2,763
General &
Administrative(1)             2,447           2,550              3,921           2,844

  Total Cost and
     Expenses                 6,179           5,348             11,854           6,190

Interest and
Other Income                     90              61                103              61
Interest Expense                 --          (5,795)            (3,160)         (4,945)
Other Expense                  (750)             (0)            (1,470)             (0)

     Net Loss               $(6,013)       $(10,728)          $(13,551)       $(10,481)

Basic and Diluted
Loss Per Share              $  (.19)       $   (.31)          $   (.40)       $   (.29)

Basic and
Diluted
Weighted
Average Shares
Outstanding              32,083,957      34,210,987         33,641,776      35,671,997

Other Cash
Flow Data

Cash Used in
Operating
Activities                  $(4,927)        $(4,926)
Capital
Expenditures                     --              --

Balance Sheet Data:

                                                                                                          Pro Forma Adjustment
                                         December 31,                             September 30,          For Asset Acquisitions
                                         ------------                             -------------          ----------------------
                       1998       1999       2000       2001      2002         2002       2003(2)(3)           2003(4)(5)
                       ----       ----       ----       ----      ----         ----       ----------           -----------
                                                                            (unaudited)   (unaudited)          (unaudited)
Working Capital      $12,587    $ 9,507    $ 7,550    $ 7,534    $2,925       $3,484        $ 5,993             $ 5,630
Total Assets          16,327     14,168     13,067     12,035     6,040        6,863         11,992              13,193
Shareholders'
Equity                15,185     12,657     11,572     10,763     3,630        4,983          7,360               7,573
Book value per
share(6)                                                                                        .20                 .20

(1) General and Administrative expenses include stock compensation expense totaling $795, $4,618, $397, $673, $132, $132 and $0 for the years ended
      December 31, 1998, 1999, 2000, 2001, and 2002 and for the nine months ended September 30, 2002 and 2003, respectively.

(2) For information concerning recent acquisitions of certain assets of Interferon Sciences, Inc. ("ISI") and related financing see notes 8 and 9 to our consolidated financial statements for the nine months ended September 30, 2003 and notes 1 and 16 to our consolidated financial statements for the year ended December 31, 2002, contained elsewhere in this prospectus.

(3) In accounting for the March 12, 2003 and July 10, 2003 ($5,426,000 each) issuances of 6% Senior Convertible Debentures and related embedded conversion features and warrant issuances, we recorded debt discounts of approximately $9.0 million, which in effect reduced the carrying value of the debt to $1.3 million. Excluding the application of related accounting standards, our debt outstanding as of September 30, 2003 totaled approximately $4.8 million. For additional information refer to note 9 to our consolidated financial statements for the nine months ended September 30, 2003 and note 16 to our consolidated financial statements for the year ended December 31, 2002, contained elsewhere in this prospectus.

(4) The unaudited Pro Forma consolidated statements of operations data for the year ended December 31, 2002 and the nine months ended September 30, 2003 have been prepared giving effect to the acquisition of certain assets of ISI and the related funding of the transaction, by our March 12, 2003 6% senior convertible debentures, as if they occurred on January 1, 2002.

      The unaudited Pro Forma consolidated balance sheet data has been prepared as if the second portion of the acquisition of certain assets of ISI had occurred on September 30, 2003.

      The unaudited pro-forma financial statements give effect to the second asset acquisition agreement with ISI irrespective of the fact that it remains unconsummated and is contingent on the ISI stockholders approving the transaction. For additional information, see the pro forma consolidated financial statements contained elsewhere in the prospectus.

(5) Does not reflect the issuance of the October 29, 2003 $4,142,357 6% senior convertible debentures resulting in net cash proceeds to us of $1.7 million which are non-inclusive of approximately $1.6 million of proceeds held back contingent upon us acquiring of ISI's facility.

(6) Book value per share is computed by dividing shares outstanding into shareholders' equity as of the above dates.

                           Hemispherx Biopharma, Inc.
                   Unaudited Pro forma Financial Information.

Consolidated Statements of Operations for the year ended December 31, 2002 and for the nine months ended September 30, 2003.

Consolidated Balance Sheet as of September 30, 2003.

The unaudited pro-forma adjustments give effect to the second agreement with ISI irrespective of the fact that the second acquisition remains unconsummated and is contingent on the Company receiving the appropriate governmental approval for the real estate to be acquired and ISI stockholders approving the transaction.

                   Hemispherx Biopharma, Inc. and Subsidiaries
                          Year ended December 31, 2002
                      (in thousands, except per share data)

                                                                                                      (4)         PRO FORMA
                                                                     (3)                           PRO FORMA      AS FURTHER
                                     (1)             (2)          PRO FORMA        PRO FORMA        FURTHER        ADJUSTED
                                  HEMISPHERX      INTERFERON     ADJUSTMENTS      AS ADJUSTED     ADJUSTMENTS        FOR
                                  BIOPHARMA,       SCIENCES,      FOR FIRST        FOR FIRST      FOR SECOND        SECOND
                                   INC. AND        INC. AND         ASSET            ASSET           ASSET          ASSET
                                 SUBSIDIARIES     SUBSIDIARY     ACQUISITION      ACQUISITION     ACQUISITION     ACQUISITION
                                 ------------     ----------     -----------      -----------     -----------     -----------
                                     2002            2002
                                     ----            ----

Revenues:

Sales of product                   $    --         $ 1,926       $                  $  1,926      $                $  1,926
Clinical treatment programs            341                                               341                            341
License fee income                     563                                               563                            563
                                   -------         -------       -------            --------      -------          --------

                                       904           1,926            --               2,830           --             2,830
                                   -------         -------       -------            --------      -------          --------
Costs and expenses:
Costs of goods sold/idle
Production costs                        --           1,482           (37) (a)          1,445           60  (e)        1,505

Research and development             4,946           1,514           (39) (a)          6,421            7  (e)        6,428
General and administrative           2,015           1,818           (34) (a)          3,915            6  (e)        3,921
                                                                     116  (c)
                                   -------         -------       -------            --------      -------          --------

Total cost and expenses              6,961           4,814             6              11,781           73            11,854
                                   -------         -------       -------            --------      -------          --------

Interest and other income              103               7            (7) (a)            103                            103
Interest and related expenses                         (386)          386  (a)         (1,551)      (1,609) (d)       (3,160)
                                                                  (1,551) (b)

Investments in
unconsolidated affiliates           (1,470)                                           (1,470)                        (1,470)
Gain on sale of state net
operating loss carryovers                              528          (528) (a)             --                             --
                                   -------         -------       -------            --------      -------          --------

Net loss                           $(7,424)        $(2,739)      $(1,706)           $(11,869)     $(1,682)         $(13,551)
                                   -------         -------       -------            --------      -------          --------

Basic and diluted loss
per share                          $ (0.23)                                         $  (0.36)                      $  (0.40)
                                   -------                                          --------                       --------
Basic and diluted weighted
Average common shares
outstanding                         32,086                           487              32,573        1,069            33,642
                                   -------                       -------            --------      -------          --------

See accompanying notes to consolidated statement of operations

                           NOTES TO UNAUDITED PROFORMA
                      CONSOLIDATED STATEMENT OF OPERATIONS

The following notes describe the column headings in the unaudited pro forma consolidated statement of operations and the pro forma adjustments that have been made to this statement:

      (1) Reflects the audited consolidated historical statement of operations of Hemispherx Biopharma, Inc. and subsidiaries for the year ended December 31, 2002.

      (2) Reflects the audited consolidated historical statement of operations for ISI for the year ended December 31, 2002.

      (3) Reflects pro forma adjustments relating to the first acquisition of certain assets of ISI and the related funding as follows:

            (a)   Adjustments to reflect the following:

                  Production Cost. Production cost related to sales of product by ISI are based on ours cost of inventory purchased from ISI in the First Asset Acquisition. A portion of our total cost of the net assets was allocated to inventory in accordance with FASB 141.

                  Interest Expense and Interest Income. ISI debt was not assumed by us. As a result, interest on the debt has been eliminated.

                  Depreciation. The ISI building is being acquired in the Second Asset Acquisition. Depreciation expense related to the building has not been included for the First Asset Acquisition adjustments. The depreciation of the building, based on the cost of the Second Asset Acquisition, is recorded in entry 4(e) below.

                  Sale of State Net Operating Loss Carryover. The gain on the sale by ISI of state tax losses has been eliminated.

                                        Production
                                        Cost         R&D   G&A   Other    Total
                  --------------------------------------------------------------
                  Inventory             $(287)                            $(287)
                  --------------------------------------------------------------
                  Interest  income                               $  (7)      (7)
                  --------------------------------------------------------------
                  Interest expense                                 386      386
                  --------------------------------------------------------------
                  Depreciation            324         $39   $34             397
                  --------------------------------------------------------------
                  Sale of State net
                  operating
                  loss carryover                                  (528)    (528)
                  --------------------------------------------------------------

                  --------------------------------------------------------------
                  Total                 $  37         $39   $34  $(149)    $(39)
                  --------------------------------------------------------------

            (b) Increase in interest expense resulting from the issuance of $3.1 million of 6% senior convertible debentures. Interest expense is inclusive of deferred interest charges resulting from the Company recording debt discounts of $2.1 million in recognition of fair values of detachable warrants, contingent conversion features original issued discount and settlement costs recorded in connection with the debenture offering.

            (c) Increase in general and administrative costs of resulting from the recognition of 6% royalty charges on the net sales of the acquired ALFERON N injection product.

      (4) Reflects pro forma adjustments relating to the second acquisition of certain asset of ISI and the related funding as follows:

            (d) Increase in interest expense resulting from the issuance of an additional $1.6 million 6% senior convertible debentures and additional detachable warrants to purchase 1,000,000 shares of common stock at $2.40 per share. Interest expense is inclusive of deferred interest charges resulting from the Company recording of additional debt discounts of approximately $ 2.8 million in recognition of fair values of additional detachable warrants, contingent conversion features, original issued discount and additional settlement costs recorded in connection with the debenture offering.

            (e) Adjustments reflect depreciation expense relating to the acquired building as result of the second acquisition of certain assets of ISI.

                   Hemispherx Biopharma, Inc. and Subsidiaries

            Unaudited Pro Forma Consolidated Statement of Operations
                      Nine Months ended September 30, 2003
                     (in thousands, except per share data)

                                                                                                      (4)         PRO FORMA
                                                                     (3)                           PRO FORMA      AS FURTHER
                                     (1)             (2)          PRO FORMA        PRO FORMA        FURTHER        ADJUSTED
                                  HEMISPHERX      INTERFERON     ADJUSTMENTS      AS ADJUSTED     ADJUSTMENTS        FOR
                                  BIOPHARMA,       SCIENCES,      FOR FIRST        FOR FIRST      FOR SECOND        SECOND
                                   INC. AND        INC. AND         ASSET            ASSET           ASSET          ASSET
                                 SUBSIDIARIES     SUBSIDIARY     ACQUISITION      ACQUISITION     ACQUISITION     ACQUISITION
                                 ------------     ----------     -----------      -----------     -----------     -----------
                                     2003            2003
                                     ----            ----

Revenues:

Sales of product                   $   236         $   242       $    --           $    478        $               $    478
Clinical treatment programs            118                                              118                             118
                                  --------          ------       -------           --------        -----           --------

Total Revenues                         354             242                              596                             596
                                  --------          ------       -------           --------        -----           --------
Costs and expenses:
Costs of goods sold/idle
Production costs                       224             267            47  (a)           538           45 (d)            583

Research and development             2,574             176            (7) (a)         2,743            6 (d)          2,749
General and administrative           2,550             963          (675) (a)         2,838            6 (d)          2,844
Royalty Expense                                                       29  (c)            29                              29
                                  --------          ------       -------           --------        -----           --------

Total cost and expenses              5,348           1,406          (606)             6,148           57              6,205
                                  --------          ------       -------           --------        -----           --------

Interest and other income               61              13           (13)                61                              61
Interest and related expenses       (5,795)           (274)          274  (a)        (5,795)         847 (c)         (4,948)

Metacine Settlement                                  1,550        (1,550) (a)
Service fee income                                     451          (451) (a)            --
Other income                                            14           (14) (a)            --
Bulk sale of Alferon inventory                       1,149        (1,149) (a)            --

                                  --------          ------       -------           --------        -----           --------
Net loss                          $(10,728)         $1,739       $(2,297)          $(11,286)       $(790)          $(10,496)
                                  --------          ------       -------           --------        -----           --------

Basic and diluted loss
per share                         $   (.31)                                        $   (.32)                       $   (.29)
                                  --------                                         --------                        --------
Basic and diluted
weighted
Average common shares
outstanding                         34,211                                           35,185          487             35,672
See accompanying notes to consolidated statement of operations

                           NOTES TO UNAUDITED PROFORMA
                      CONSOLIDATED STATEMENT OF OPERATIONS

The following notes describe the column headings in the unaudited pro forma consolidated statement of operations and the pro forma adjustments that have been made to this statement:

      (1) Reflects the unaudited consolidated historical statement of operations of Hemispherx Biopharma Inc. and subsidiaries for the nine months ended September 30, 2003.

      (2) Reflects the unaudited consolidated historical statement of operations for ISI for the period ended September30, 2003.

      (3) Reflects pro forma adjustments relating to the first acquisition on March 11, 2003 of certain assets of ISI and the related funding as follows:

            (a)   Adjustments to reflect the following:

                  Production Cost. Production cost related to sales of product by ISI are based on our cost of inventory purchased from ISI in the First Asset Acquisition. A portion of our total cost of the net assets was allocated to inventory in accordance with FASB 141.

                  Interest Expense and Interest Income. ISI debt was not assumed by us. As a result, interest on the debt has been eliminated.

                  Depreciation. The ISI building is being acquired in the Second Asset Acquisition. Depreciation expense related to the building has been included for the First Asset Acquisition adjustments. The depreciation of the building, based on the cost of the Second Asset Acquisition, is recorded in entry 4(e) below.

                  Service fee income paid to ISI by us, the gain on the bulk sale of the Alferon inventory to us and the Metacine settlement have been eliminated.

                  General and administrative expenses beyond March 11, 2003 have been eliminated.

                                      Production
                                      Cost        R&D   G&A    Other    Total
                  --------------------------------------------------------------
                  Inventory             $(109)                            $(109)
                  --------------------------------------------------------------
                  Interest  expense                              $274       274
                  --------------------------------------------------------------
                  Interest income                                 (13)      (13)
                  --------------------------------------------------------------
                  Depreciation             62     $7   $  7                  76
                  --------------------------------------------------------------
                  Service fee income                             (451)     (451)
                  --------------------------------------------------------------
                  Other income                                    (14)      (14)
                  --------------------------------------------------------------
                  Bulk sale of
                  Alferon inventory                            (1,149)   (1,149)
                  --------------------------------------------------------------
                  G&A after
                  March 11, 2003                        668                 668
                  --------------------------------------------------------------
                  Metacine Settlement                          (1,550)   (1,550)
                  --------------------------------------------------------------
                  Totals                $ (47)    $7   $675   $(2,903)  $(2,268)
                  --------------------------------------------------------------

            (b) Increase in general and administrative costs resulting from the recognition of 6% royalty charges on the net sales of the acquired ALFERON N Injection product.

      (4) Reflects pro forma adjustments relating to the second acquisition of certain asset of ISI and the related funding as follows:

            (c) Decrease in interest expense for the effect of the conversion of $4.4 million of the 6% senior convertible debentures during the nine months ended September 30, 2003 as it relates to write offs of debt discounts recognized in connection with the debenture offering for which we have given effect to on pro forma basis as if it had occurred during the year ended December 31, 2002.

            (d) Adjustments reflect depreciation expense relating to the acquired building as result of the second acquisition of certain assets of ISI.

                   Hemispherx Biopharma, Inc. and Subsidiaries
                 Unaudited Pro Forma Consolidated Balance Sheet

                                                                                                     PRO FORMA
                                                                                   (2)                   AS
                September 30, 2003                            (1)               PRO FORMA             ADJUSTED
                  (in thousands)                           HEMISPHERX          ADJUSTMENTS              FOR
                                                           BIOPHARMA,          FOR SECOND              SECOND
                                                            INC. AND              ASSET                ASSET
                                                          SUBSIDIARIES         ACQUISITION          ACQUISITION
                                                          ------------         -----------          -----------
                      ASSETS

Current Assets:

   Cash and cash equivalents                               $   5,061                                 $   5,061
   Other receivables                                             141                                       141
   Inventories net of reserves                                 2,545                                     2,545
   Prepaid and other current assets                              309                                       309
                                                           ---------             -------             ---------
   Total current assets                                        8,056                                     8,056
                                                           ---------             -------             ---------
   Property, plant and equipment, net                            112               2,269                 2,381
   Patent and trademark rights, net                            1,076                                     1,076
   Investments in unconsolidated affiliates                      408                                       408
   Deferred financing costs                                      270                                       270
   Deferred acquisition costs                                  1,068              (1,068)                   --
   Advance receivable                                            951                                       951
   Other assets                                                   51                                        51
                                                           ---------             -------             ---------
   Total assets                                            $  11,992             $ 1,201             $  13,193
                                                           =========             =======             =========

                LIABILITIES

Current liabilities:

    Accounts payable                                            $857               $ 363             $   1,220
    Accrued expenses                                             857                                       857
    Current portion of long term debt                            349                                       349
                                                           ---------             -------             ---------
    Total current liabilities                                  2,063                 363                 2,426
                                                           ---------             -------             ---------
    Long term debt net of current portion                        969                                       969

Redeemable common stock                                        1,600                 625                 2,225
Stockholders' equity :
    Common stock                                                  38                                        38
    Additional paid-in capital                               117,145                 213               117,358
    Accumulated deficit                                     (109,802)                                 (109,802)
    Treasury stock                                               (21)                                      (21)
                                                           ---------             -------             ---------
    Total stockholders' equity                                 7,360                 213                 7,573
                                                           ---------             -------             ---------
    Total liabilities and stockholders' equity             $  11,992             $ 1,201             $  13,193
                                                           =========             =======             =========


See accompanying notes to consolidated balance sheet


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

                           NOTES TO UNAUDITED PROFORMA
                           CONSOLIDATED BALANCE SHEET

The following notes describe the column headings in the unaudited pro-forma consolidated balance sheet and the pro forma adjustments that have been made to this balance sheet:

      (1) Reflects the unaudited consolidated historic balance sheet of Hemispherx Biopharma Inc. and subsidiaries as of September 30, 2003.

      (2) Reflects pro forma adjustments for the second acquisition of certain assets of ISI totaling $2.2 million and the assumption of certain obligations, including those settled via the issuance of shares of the Company's common stock. A portion of the common shares totaling $.6 million issued to ISI were redeemable and are reflected as such.

As a result of the agreements, the following table summarizes the estimated fair values of the assets and liabilities assumed at the acquisition date. (AMOUNTS IN THOUSANDS)

                 Second Acquisition
                 ------------------
Cost of Building and Equipment :
487,026 shares to ISI (to be issued)                              $  760
581,761 shares to Creditors (issued on 6/2/03)                       907
Assumed Liability for Tax Liens                                      602
                                                                  ------
                Total Cost of Building and Equipment              $2,269
                                                                  ======

The issued shares were valued at $1.56 per share which was the closing price of our shares on the American Stock Exchange as of March 12, 2003.


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